April 14, 2017

Pamela A. Long Assistant Director

Office of Manufacturing and Construction

Asia Timmons-Pierce, Staff Attorney

Jay Ingram, Legal Branch Chief

Tracie Mariner

Terence O’Brien, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Internet Nationwide Financial Services, Inc.
Amendment No. 1 to
Draft Registration Statement on Form F-1 Submitted January 9, 2017
CIK No. 377-01415

Dear Mses. Long, Timmons-Pierce and Mariner and Messrs. O’Brien and Ingram,

On behalf of our client, China Internet Nationwide Financial Services, Inc. , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 23, 2017. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Registration Statement”) and the related exhibits via EDGAR to the Commission. Apart from containing revisions in response to the Staff’s letter of January 23, 2017, the Company has also amended the Registration Statement to update its corporate and capital structure, board committees and board members , offering expenses and relevant disclosures as they relate to its most recent financial statements.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to reflect the Company’s recent developments, appointment of underwriters and the terms of the proposed public offering.

* * *

General

1.        We note your reference to “selling shareholders” at top of the cover page and on page 115. Please remove references to selling shareholders if there is no selling shareholder component to this offering or substantially revise your registration statement if there is a selling shareholder component to this offering.

In response to the Staff’s comments, the reference to “selling shareholders” at the top of the cover page and on page 115 has been removed.

2.        We note your response to comment five of our letter dated December 1, 2016. Please supplementally provide us with a copy of the iResearch report.

The iResearch report was a privately commissioned report and the Company is unable to obtain a copy of it. Instead Beijing Han Ding Century Consulting Co. Ltd has revised its report titled “2012-2018 China’s Financial Advisory Services Industry Market Overview Analysis” (the “Revised Han Ding Report”) to incorporate all the statistical, qualitative and comparative statements contained in the Company’s prospectus that previously referenced the iResearch report as their source. These references have now been amended to reference the Revised Han Ding Report instead of the iResearch Report. The Revised Han Ding Report is attached as exhibit 99.3 to the Registration Statement and a copy of their updated consent is re-filed as exhibit 23.4. Additionally and to assist the Staff’s review, the relevant amendments in the Revised Han Ding Report have been highlighted.

Cover Page

3.        We note here that you state offering price of the ordinary shares will be $54.00 per share. However, in the fee table and elsewhere you state that the ordinary shares will be $5.00 per share. Please revise.

This revision has been made.

Corporate History and Structure, page 11

4.        We note your response to comment eight of our letter dated December 1, 2016. Please revise your organizational chart to reflect the ownership interest of Jianxin Management Limited and Ms. Sun common controlling ownership and common management.

In response to the Staff’s comments, the Company has revised its organizational chart to reflect the ownership interest of Jianxin Management Limited and Ms. Sun common controlling ownership and common management.

Legal Matters, page 114

5.        Please identify counsel that will opine on the validity of the ordinary shares.

In response to the Staff’s comments, we have identified our British Virgin Islands counsel, Harneys as counsel to opine on the validity of the ordinary shares.

Plan of Distribution, page 140

6.        Please clarify whether investors are not entitled to withdraw their funds from escrow. Please consider including an appropriate risk factor to the extent investors are not able withdraw their funds from escrow.

In response to the Staff’s comments, we have included a sentence to clarify that “[i]nvestors may withdraw their subscriptions from the escrow account at any time prior to closing”. Accordingly, the Company does not believe that a risk factor on this issue is necessary.

Financial Statements

7.        Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

In response to the Staff’s comments, the Company has updated its financials to include audited financial statements for fiscal year 2016 in accordance with Rule 8-08 of Regulation S-X.

Exhibits, page 151

General

8.        Please file your loan agreements with Xiamen Jingsu Trading Limited Company or tell us why you are not required to do so.

In response to the Staff’s comments, the Company has filed the loan agreements with Xiamen Jingsu Trading Limited Company to the Registration Statement as exhibits 10.8 and 10.9.

Exhibit Index

9.        We note that you are no longer planning to issue American Depositary Shares. Please revise your index accordingly.

In response to the Staff’s comments, the Company has ensured that the Exhibit Index of the Registration Statement does not mention American Depositary Shares.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srfkllp.com , the audit engagement partner at Marcum Bernstein & Pinchuk LLP, Rong Liu by telephone at (646) 472 1879 or via email at rong.liu@marcumbp.com. Marcum Bernstein & Pinchuk LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc. Marcum Bernstein & Pinchuk LLP (Eric.Hu@marcumbp.com; rong.liu@marcumbp.com)

China Internet Financial Services Inc. (1279253890@qq.com; 3120736696@qq.com)